OYOCAR GROUP INC.

Colinas Marinas, Marbellas, Villa 10

Sosua, Dominican Republic 57000

Tel. 829-859-0389

Email: Info@oyocargroup.com

June 18, 2024

Division of Corporation Finance

Office of Trade & Services

U.S. Securities & Exchange Commission

Washington, D.C. 20549

www.sec.gov

Re: Oyocar Group Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed May 30, 2024

File No. 333-275980

Dear Ms. Kate Beukenkamp,

We received your letter dated June 5, 2024, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 4 to its Registration Statement on Form S-1, marked to show the changes to the Company’s Amendment No. 3 to its Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on May 30, 2024. In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

Amendment No. 3 to Registration Statement on Form S-1

Exhibit 23.1, page 1

1. Your auditor consent is dated May 27, 2024 and refers to an audit report being dated May 27, 2024. However, the audit report on page F-1 is dated May 29, 2024. Please revise the inconsistency for the date the audit was completed.

Response:  We have filed an updated auditor consent with the correct date.

Thank you.

Sincerely,

/s/ Jonathan Rafael Perez Peralta
Jonathan Rafael Perez Peralta, President